Mail Stop 4561

July 7, 2009

Daniel M. O'Donnell
Chief Executive Officer
Banks.com, Inc.
222 Kearny Street, Suite 550
San Francisco, CA 94108

> **Re: Banks.com, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 001-33074**

Dear Mr. O'Donnell:

We have reviewed your response letter dated June 16, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1.   As previously requested, in connection with responding to our comments, the company, rather than outside counsel, should provide a written statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 34

2.   We note from your response to prior comment number 1 that management was unable to conclude that internal controls were adequate. In your amended 10-K, please revise your disclosure, if true, to provide a definitive conclusion stating that your internal control over financial reporting was not *effective* as of December 31, 2008, as well as a discussion of the specific material weakness(es) identified. Further, you should also revise the risk factor on page 20 to clarify, if true, that your internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

3.   Please tell us if your contract with InfoSpace contains any minimum purchase requirements, an exclusivity aspect, or guarantees a stream of revenue over the term of the contract. As part of your response, please further expand upon your assertion as noted in your response to prior comment number 3 that there are numerous providers of paid search results similar to InfoSpace. In this regard, we note your statement on page 11 that your "agreements with InfoSpace run through December 31, 2010, but we cannot assure you that, should we to fail to renew these agreements or should the contracts be terminated in advance of that date, we will be able to replace the sponsored listings they provide us."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief